SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 31, 2025.

Autonomous City of Buenos Aires, March 31st 2025

CNV/BYMA/MAE

Dear Sirs,

We write in order to inform you that the Board of Directors, at its meeting held on the date hereof, has designated Mr. Juan Martín Parma as General Manager to hold office as of next April 1st, under the terms of section 270 of the Argentine General Business Company Law.

Mr. Parma graduated from Universidad Nacional de La Plata with a Business Administration degree and holds an MBA from CEMA University, and has attended several international leadership programs in Singapore, France and the United States of America.

Mr. Parma has built a strong and solid career in the international financial sector with more than 28 years of experience in top management positions at institutions established in different countries worldwide.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer